

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 5, 2017

Via E-Mail
Ms. Iryna Kologrim
President and Chief Executive Officer
Clancy Corp.
str. Vizantiou 28, Strovolos
Lefkosia, Cyprus, 2006

> **Re: Clancy Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 23, 2017**
> **File No. 333-213698**

Dear Ms. Kologrim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 20, 2017 letter.

January 31, 2016 Financial Statements

Note 7 – Income Taxes, page F-6

1. We note your response to comment ten in our letter dated March 20, 2017. Please revise your disclosure as follows:

   - In your <u>first table</u>, the deferred tax asset resulting from your net operating loss carryforwards, and the related valuation allowance, at January 31, 2016 and July 31, 2016, should be $2,759 and $408, respectively, based upon applying the 34% tax rate to your net operating losses of $8,115 and $1,201.

- In the <u>second table</u>, the computed "expected" tax (benefit) should read ($2,351) for the six months ended January 31, 2017. The change in valuation allowance for the six months ended January 31, 2017 should be $2, 351.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me, Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 with any other questions.

Sincerely,

Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
       Alan P. Fraade, Esq.